# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SHARKNINJA, INC., CIK 0001957132
CUSIP: G8068L108
Title of class of securities: Ordinary Shares, par value of $0.0001 per share
Address of issuer's principal executive offices: 89 A Street, #100, Needham, Massachusetts (MA), 02494
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-011859
Filed by CIK 0002001826

## Reporting persons
- CJ Xuning Wang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 461,333; shared voting power 66,962,430; sole dispositive power 461,333; shared dispositive power 66,962,430; aggregate amount beneficially owned 67,423,763 (48.1% of the class)
  Comment: (1) Note to Item 9: Consists of (i) 9,802,170 ordinary shares held of record by JS&W Capital Holding Limited Partnership ("JS&W Capital Holding"), the general partner of which is ultimately controlled by CJ Xuning Wang, (ii) 57,160,260 ordinary shares held of record by JS&W Global Holding Limited Partnership ("JS&W Global Holding"), the general partner of which is ultimately controlled by CJ Xuning Wang, and (iii) 461,333 ordinary shares held by CJ Xuning Wang; (2) Note to Item 11: This percentage is calculated based on 140,219,933 ordinary shares outstanding reported on SharkNinja, Inc.'s (the "Issuer") Form 6-K dated October 31, 2024.
- JS&W Global Holding Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 57,160,260; sole dispositive power 0; shared dispositive power 57,160,260; aggregate amount beneficially owned 57,160,260 (40.8% of the class)
  Comment: (1) Note to Item 9: Consists of 57,160,260 ordinary shares held of record by JS&W Global Holding, the general partner of which is ultimately controlled by CJ Xuning Wang; (2) Note to Item 11: This percentage is calculated based on 140,219,933 ordinary shares outstanding reported on the Issuer's Form 6-K dated October 31, 2024.
- JS&W Capital Holding Limited Partnership: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,802,170; sole dispositive power 0; shared dispositive power 9,802,170; aggregate amount beneficially owned 9,802,170 (7% of the class)
  Comment: (1) Note to Item 9: Consists of 9,802,170 ordinary shares held of record by JS&W Capital Holding, the general partner of which is ultimately controlled by CJ Xuning Wang; (2) Note to Item 11: This percentage is calculated based on 140,219,933 ordinary shares outstanding reported on the Issuer's Form 6-K dated October 31, 2024.

## Item 1. Issuer
Name of issuer: SHARKNINJA, INC.
Address of issuer's principal executive offices: 89 A Street #100 Needham, MA, 02494

## Item 2. Person Filing
Name of person filing:
CJ Xuning Wang ("Mr. Wang")
JS&W Global Holding Limited Partnership ("JS&W Global Holding")
JS&W Capital Holding Limited Partnership ("JS&W Capital Holding")
(collectively, the "Reporting Persons")
Address of principal business office or, if none, residence:
The address of principal business office of Mr. Wang is c/o SharkNinja, Inc., 89 A Street, Needham, MA 02494.
The address of principal business office of JS&W Global Holding is Unit 1, 39/F, East Tower of Cheung Kong Center II, 10 Harcourt Road, Central, Hong Kong.
The address of principal business office of JS&W Capital Holding is Unit 1, 39/F, East Tower of Cheung Kong Center II, 10 Harcourt Road, Central, Hong Kong.
Citizenship:
Mr. Wang - Hong Kong, the People's Republic of China
JS&W Global Holding - Cayman Islands
JS&W Capital Holding - Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Mr. Wang: 67,423,763 ordinary shares;
JS&W Global Holding: 57,160,260 ordinary shares;
JS&W Capital Holding: 9,802,170 ordinary shares.
Percent of class:
Mr. Wang: 48.1%
JS&W Global Holding: 40.8%
JS&W Capital Holding: 7.0%
The foregoing percentages are calculated based on 140,219,933 ordinary shares issued and outstanding as reported on the Issuer's Form 6-K dated October 31, 2024.
Sole power to vote or to direct the vote:
Mr. Wang: 461,333
JS&W Global Holding: 0
JS&W Capital Holding: 0
Shared power to vote or to direct the vote:
Mr. Wang: 66,962,430
JS&W Global Holding: 57,160,260
JS&W Capital Holding: 9,802,170
Sole power to dispose or to direct the disposition:
Mr. Wang: 461,333
JS&W Global Holding: 0
JS&W Capital Holding: 0
Shared power to dispose or to direct the disposition:
Mr. Wang: 66,962,430
JS&W Global Holding: 57,160,260
JS&W Capital Holding: 9,802,170

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement, dated February 4, 2025, by and among CJ Xuning Wang, JS&W Global Holding Limited Partnership and JS&W Capital Holding Limited Partnership

## Signatures
- CJ Xuning Wang: /s/ CJ Xuning Wang, CJ Xuning Wang (02/04/2025)
- JS&W Global Holding Limited Partnership: /s/ Xuning Wang, Xuning Wang/Director of general partner of JS&W Global Holding Limited Partnership (02/04/2025)
- JS&W Capital Holding Limited Partnership: /s/ Xuning Wang, Xuning Wang/Director of general partner of JS&W Capital Holding Limited Partnership (02/04/2025)